Exhibit 99(a)(1)(J)

ELECTION FORM

IKON Office Solutions, Inc. Canada Pension Savings Plan (the “IKON CPSP”)

Your election must be received no later than 4:00 p.m., New York City time, on December 13, 2007,

to be included in the tabulation, unless the tender offer is extended.

In accordance with the IKON Office Solutions, Inc. Offer to Purchase dated November 21, 2007, a copy of which I have received, I hereby instruct Sun Life Assurance Company of Canada, the Custodian of the IKON CPSP which holds the shares of common stock of IKON Office Solutions, Inc. (the “Custodian”), to tender or not to tender shares of IKON Office Solutions, Inc. common stock allocated to my IKON CPSP account prior to the expiration of such Offer to Purchase, as follows:

❑ 1.	I DO NOT WANT TO TENDER SHARES.

❑ 2.	By writing a percentage of shares allocated to my IKON CPSP account in one or more of the spaces below, I direct the Custodian to tender shares at the price(s) indicated. This action could result in none of the shares being purchased if the purchase price for the shares is less than the price(s) selected. If the purchase price for the shares is equal to or greater than the price(s) selected, then the shares purchased by IKON Office Solutions, Inc. (the “Company”) will be purchased at the purchase price indicated, subject to the terms of the Offer to Purchase. By writing a percentage on the % line at TBD (to be determined), I WANT TO MAXIMIZE the chance of having the Company purchase all of the shares I have instructed the Custodian to tender. Accordingly, by writing a percentage on the line at TBD (to be determined), I am willing to accept the purchase price determined by the Company pursuant to the Offer (as defined in the Offer to Purchase). I understand that this action could result in receiving a price per share as low as $13.00.

Note: The sum of the percentages you write in must not exceed 100%. If the sum of all such percentages exceeds 100%, none of the shares allocated to your account will be tendered.

% at TBD	% at $13.50	% at $14.25	% at $15.00

% at $13.00	% at $13.75	% at $14.50

% at $13.25	% at $14.00	% at $14.75

% at $15.00

Because you are designated a “named fiduciary” for tender offer purposes under your IKON CPSP. The Custodian is required to follow your validly delivered instructions.

The IKON CPSP is prohibited from selling your Plan Shares to the Company for a price that is less than the prevailing market price of the Company’s common stock. If you elect to instruct the Custodian to tender Plan Shares (as defined in the letter from Sun Life Assurance Company of Canada) at a price that is lower than the closing price of the Company’s common stock on the date the Offer expires, the tender price you elected above will be deemed to have increased to the closest tender price that is not less than the closing price of the Company’s common stock on the New York Stock Exchange on the date the Offer expires. This adjustment could result in none of your shares being accepted for purchase by the Company. If you elect to maximize the chance of having the Company purchase your shares by completing the line at TBD (to be determined) on the election form above and the closing price of the Company’s common stock on the New York Stock Exchange on the date the Offer expires is within the range of prices set forth on the election form, the tender price you elected will be deemed to have increased to the closest tender price that is not less than the closing price of the Company’s common stock on the date the Offer expires. If the closing price of the Company’s common stock on the date the Offer expires is greater than the maximum price available in the Offer, none of the shares will be tendered pursuant to your tender instruction above and your instruction will be deemed to have been withdrawn.

X
Signature

Dated:

Incorrectly completed or unsigned forms will be discarded in the Offer.